Dr.Reddy's

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

30 July 2020

BSE Limited
National Stock Exchange of India Limited
New York Stock Exchange

Dear Sir/Madam,

Ref.: Scrip Code: 500124 (BSE), DRREDDY (NSE), RDY(NYSE)
Sub.: Outcome of 36th Annual General Meeting & Voting results.

This is with reference to our earlier letters dated 17 June 2020 and July 6, 2020 regarding the 36th Annual General Meeting (AGM) of the Company held today i.e. 30 July 2020.

In accordance with Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations), this is to inform you that the Members of the Company transacted the business as stated in the Notice of 36th AGM, dated 17 June 2020 through video conferencing facility / other audio visual means.

Sl. no.	Description	Particulars
A	Date of AGM	30 July 2020
B	Total no. of Shareholders on record (cut-off) date (23 July 2020)	1,36,201
C	No. of shareholders present in meeting either in person or through proxy: Promoters and Promoter Group Public	Not Applicable
E	No. of shareholders attended the meeting through video conferencing facility / other audio visual means:	
	Promoter & Promoter group	5
	Public	65
	Total	70

The agenda-wise disclosure of voting details is enclosed as Annexure-A. The Report of Scrutinizer on remote e-voting & e-voting during the AGM is enclosed as Annexure - B.

Further, pursuant to Regulation 30 of the Listing Regulations, summary of the 36th AGM proceedings is enclosed as Annexure – C.

With regards,

Sandeep Poddar
Company Secretary

Encl: a/a

CC: National Securities Depository Limited (NSDL)

Annexure A

DR REDDY'S LABORATORIES LIMITED - 36th AGM Voting Results under Regulations 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Resolution 1: Adoption of financial statements (standalone and consolidated) of the company for the year ended 31 March 2020, including the audited balance sheet as at 31 March 2020 and the statement of profit and loss of the company for the year ended on that date along with the reports of the board of directors and auditors thereon.

Resolution required: (Ordinary / Special)	Ordinary
Whether promoter/promoter group are interested in the agenda/resolution?	No

Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,44,58,528	4,44,58,528	100.00%	4,44,58,528	-	100.00%	0.00%
	Poll		-	-	-	-		-
	Total		4,44,58,528	100.00%	4,44,58,528	-	100.00%	0.00%
Public-Institutions	E-Voting	10,74,49,516	8,37,03,734	77.90%	8,36,87,013	16,721	99.98%	0.02%
	Poll		-	-	-	-		-
	Total		8,37,03,734	77.90%	8,36,87,013	16,721	99.98%	0.02%
Public- Non Institutions	E-Voting	1,43,24,472	2,09,276	1.46%	2,08,615	661	99.68%	0.32%
	Poll		-	-	-	-	-	-
	Total		2,09,276	1.46%	2,08,615	661	99.68%	0.32%
Total		16,62,32,516	12,83,71,538	77.22%	12,83,54,156	17,382	99.99%	0.01%

Resolution 2: Declaration of dividend on the equity shares for the financial year 2019-20.

Resolution required: (Ordinary / Special)	Ordinary
Whether promoter/promoter group are interested in the agenda/resolution?	No

Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,44,58,528	4,44,58,528	100.00%	4,44,58,528	-	100.00%	0.00%
	Poll		-	-	-	-		-
	Total		4,44,58,528	100.00%	4,44,58,528	-	100.00%	0.00%
Public-Institutions	E-Voting	10,74,49,516	8,87,84,372	82.63%	8,87,78,707	5,665	99.99%	0.01%
	Poll		-	-	-	-		-
	Total		8,87,84,372	82.63%	8,87,78,707	5,665	99.99%	0.01%
Public- Non Institutions	E-Voting	1,43,24,472	2,09,527	1.46%	2,08,868	659	99.69%	0.31%
	Poll		-	-	-	-	-	-
	Total		2,09,527	1.46%	2,08,868	659	99.69%	0.31%
Total		16,62,32,516	13,34,52,427	80.28%	13,34,46,103	6,324	100.00%	0.00%

Resolution 3: Reappointment of Mr. K Satish Reddy (DIN: 00129701), as a Director, who retires by rotation, and being eligible offers himself for the reappointment.								
Resolution required: (Ordinary / Special)				Ordinary				
Whether promoter/promoter group are interested in the agenda/resolution?				Yes				
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,44,58,528	4,44,58,528	100.00%	4,44,58,528	-	100.00%	0.00%
	Poll		-	-	-	-	-	-
	Total		4,44,58,528	100.00%	4,44,58,528	-	100.00%	0.00%
Public-Institutions	E-Voting	10,74,49,516	8,24,00,870	76.69%	8,07,99,973	16,00,897	98.06%	1.94%
	Poll		-	-	-	-	-	-
	Total		8,24,00,870	76.69%	8,07,99,973	16,00,897	98.06%	1.94%
Public- Non Institutions	E-Voting	1,43,24,472	2,09,562	1.46%	2,08,515	1,047	99.50%	0.50%
	Poll		-	-	-	-	-	-
	Total		2,09,562	1.46%	2,08,515	1,047	99.50%	0.50%
Total		16,62,32,516	12,70,68,960	76.44%	12,54,67,016	16,01,944	98.74%	1.26%

Resolution 4: Reappointment of Mr. G V Prasad (DIN: 00057433) as whole-time director designated as Co-chairman and Managing Director.								
Resolution required: (Ordinary / Special)				Ordinary				
Whether promoter/promoter group are interested in the agenda/resolution?				Yes				
Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	4,44,58,528	4,44,58,528	100.00%	4,44,58,528	-	100.00%	0.00%
	Poll		-	-	-	-	-	-
	Total		4,44,58,528	100.00%	4,44,58,528	-	100.00%	0.00%
Public-Institutions	E-Voting	10,74,49,516	8,74,45,980	81.38%	8,66,19,398	8,26,582	99.05%	0.95%
	Poll		-	-	-	-	-	-
	Total		8,74,45,980	81.38%	8,66,19,398	8,26,582	99.05%	0.95%
Public- Non Institutions	E-Voting	1,43,24,472	2,09,557	1.46%	2,08,545	1,012	99.52%	0.48%
	Poll		-	-	-	-	-	-
	Total		2,09,557	1.46%	2,08,545	1,012	99.52%	0.48%
Total		16,62,32,516	13,21,14,065	79.48%	13,12,86,471	8,27,594	99.37%	0.63%

Resolution 5: Continuation of directorship of Mr. Prasad R Menon (DIN:00005078), Independent Director, in terms of Regulation 17(1A) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Resolution required: (Ordinary / Special)				Special				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Category	**Mode of voting**	**No. of shares held**	**No. of votes polled**	**% of Votes polled on outstanding shares**	**No. of votes – in favour**	**No. of votes – against**	**% of votes in favour on votes polled**	**% of Votes against on votes polled**
		(1)	**(2)**	**(3)=[(2)/(1)]*100**	**(4)**	**(5)**	**(6)=[(4)/(2)]*100**	**(7)=[(5)/(2)]*100**
Promoter and Promoter Group	E-Voting	4,44,58,528	4,44,58,528	100.00%	4,44,58,528	-	100.00%	0.00%
	Poll		-	-	-	-	-	-
	Total		**4,44,58,528**	**100.00%**	**4,44,58,528**	-	**100.00%**	**0.00%**
Public- Institutions	E-Voting	10,74,49,516	8,74,96,902	81.43%	8,56,03,610	18,93,292	97.84%	2.16%
	Poll		-	-	-	-	-	-
	Total		**8,74,96,902**	**81.43%**	**8,56,03,610**	**18,93,292**	**97.84%**	**2.16%**
Public- Non Institutions	E-Voting	1,43,24,472	2,09,160	1.46%	2,08,015	1,145	99.45%	0.55%
	Poll		-	-	-	-	-	-
	Total		**2,09,160**	**1.46%**	**2,08,015**	**1,145**	**99.45%**	**0.55%**
Total		**16,62,32,516**	**13,21,64,590**	**79.51%**	**13,02,70,153**	**18,94,437**	**98.57%**	**1.43%**

Resolution 6: Ratification of remuneration payable to Cost Auditors, M/S. Sagar & Associates, Cost Accountants for the financial year ending 31 March 2021.

Resolution required: (Ordinary / Special)				Ordinary				
Whether promoter/promoter group are interested in the agenda/resolution?				No				
Category	**Mode of voting**	**No. of shares held**	**No. of votes polled**	**% of Votes polled on outstanding shares**	**No. of votes – in favour**	**No. of votes – against**	**% of votes in favour on votes polled**	**% of Votes against on votes polled**
		(1)	**(2)**	**(3)=[(2)/(1)]*100**	**(4)**	**(5)**	**(6)=[(4)/(2)]*100**	**(7)=[(5)/(2)]*100**
Promoter and Promoter Group	E-Voting	4,44,58,528	4,44,58,528	100.00%	4,44,58,528	-	100.00%	0.00%
	Poll		-	-	-	-	-	-
	Total		**4,44,58,528**	**100.00%**	**4,44,58,528**	-	**100.00%**	**0.00%**
Public- Institutions	E-Voting	10,74,49,516	8,87,66,607	82.61%	8,87,59,274	7,333	99.99%	0.01%
	Poll		-	-	-	-	-	-
	Total		**8,87,66,607**	**82.61%**	**8,87,59,274**	**7,333**	**99.99%**	**0.01%**
Public- Non Institutions	E-Voting	1,43,24,472	2,09,126	1.46%	2,08,117	1,009	99.52%	0.48%
	Poll		-	-	-	-	-	-
	Total		**2,09,126**	**1.46%**	**2,08,117**	**1,009**	**99.52%**	**0.48%**
Total		**16,62,32,516**	**13,34,34,261**	**80.27%**	**13,34,25,919**	**8,342**	**99.99%**	**0.01%**

ANNEXURE - B

R & A Associates
T 202, Technopolis, 1-10-74/B
Above Ratnadeep Super Market
Chikoti Gardens, Begumpet
Hyderabad - 500016. India
+91 40-4003 2244 - 47
info@RnA-cs.com | www.RnA-cs.com

Hyderabad | Gurgaon | Chennai | Mumbai | Amaravati

CONSOLIDATED SCRUTINIZER'S REPORT

[pursuant to Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended)]

To
The Chairman
Dr. Reddy's Laboratories Limited
8-2-337, Road No.3, Banjara Hills
Hyderabad, Telangana - 500 034, India.

36th Annual General Meeting of the Members of Dr. Reddy's Laboratories Limited held on Thursday, 30th July 2020 at 9.00 AM IST through Video Conferencing (VC) facility/Other Audio-Visual Means (OAVM).

Dear Sir,

I, G Raghu Babu, Company Secretary in whole-time practice, Partner, R & A Associates, Company Secretaries, Hyderabad was appointed as Scrutinizer by the Board of Directors of Dr. Reddy's Laboratories Limited (Company) for the purpose of scrutinizing the remote e-voting and electronic voting (e-voting) at the Annual General Meeting (AGM) of the Company in a fair and transparent manner pursuant to Section 108 of the Companies Act, 2013 (the Act) read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) (the Rules) and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirement) Regulations, 2015, (Listing Regulations) and circular dated May 12, 2020 issued by SEBI and in compliance with framework issued by the Ministry of Corporate Affairs through its Circular No. 20/2020 dated May 05, 2020 read with Circular No. 14/2020 dated April, 08, 2020 and Circular no. 17/2020 dated April 13, 2020 (MCA Circulars), on the resolutions contained in the Notice of the 36th AGM of the members of the Company, held on Thursday, 30 July 2020 at 9.00 am IST through Video Conferencing (VC) facility / Other Audio Visual Means (OAVM) facility and also for ascertaining the requisite majority for the resolutions proposed therein.

The Management of the Company is responsible to ensure the compliance with the requirements of the Act and the Rules including MCA Circulars and Listing Regulations relating to remote e-voting and e-voting at the AGM for the resolutions contained in the Notice of the 36th AGM of the members of the company. Our responsibility as a Scrutinizer is to ensure that the remote e-voting and e-voting at the AGM is carried out in a fair and transparent manner and to make a consolidated scrutinizer's report on the votes cast "IN FAVOUR" or "AGAINST" the resolutions contained in the Notice of the 36th AGM of the members of the Company. The Company has engaged the services of National Securities Depository Limited (NSDL) for voting by electronic means (both for remote e-voting and e-voting at the AGM).

RAGHU BABU GUNTURU

In accordance with the Notice of the 36th AGM sent to the members and the 'Advertisement' published pursuant to Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended), the remote e-voting period was open from 9.00 AM IST on Sunday, 26 July 2020 and was closed at 5.00 PM IST on Wednesday, 29 July 2020.

Members holding shares as on Thursday, 23 July 2020, "cut-off date", were entitled to vote on the resolution stated in the Notice of the 36th AGM of the Company.

The voting at the AGM was allowed by using an electronic voting system, on the resolutions on which the voting is to be held. The said voting system was provided to all those members who attended the AGM through VC/OAVM but have not cast their votes by availing the remote e-voting facility. As per the information provided by NSDL, the name of the members who had already voted through remote e-voting facility was blocked for voting at the AGM.

After the conclusion of the voting at the AGM, the votes cast thereat were downloaded from website of NSDL. Thereafter, the votes on remote e-voting were unblocked on Thursday, July 30, 2020 at 10.41 AM IST, in the presence of two witnesses who were not employees of the Company and the e-voting results/list of members who have voted for and against were downloaded from the e-voting website of NSDL.

The combined results of the remote e-voting and e-voting at the AGM are given as 'Annexure-I' to this report. Based on combined results, we report that, all the resolutions as per the Notice of the 36th AGM of the Company stands passed with requisite majority.

The electronic data and all other relevant records relating to the remote e-voting and e-voting at the AGM are under my safe custody until the Chairman approves and signs the Minutes of the 36th AGM and thereafter will be handed over to the Company Secretary of the Company for safe preservation.

Thanking you,

For R & A Associates

RAGHU BABU GUNTURU

(G. Raghu Babu)
Partner
FCS No.4448, CP No. 2820
UDIN: F004448B000528356

Place: Hyderabad
Date: July 30, 2020

Annexure-I

Combined Results (remote e-voting and e-voting at AGM)

Item number of Notice and type of Resolution	Description	Mode of Voting	Total no. of votes cast	Votes in favour of the resolution		Votes against the resolution		Invalid Votes	
				No's	%age	No's	%age	No's	%age
1 - Ordinary Resolution	To receive, consider and adopt the financial statements (standalone and consolidated) of the company for the year ended 31 March 2020, including the audited balance sheet as at 31 March 2020 and the statement of profit and loss of the company for the year ended on that date along with the reports of the board of directors and auditors thereon.	remote e-voting	128,329,064	128,311,682	99.99%	17382	0.01%	-	-
		e- voting at the AGM	42,474	42,474	100.00%	-	0.00%	-	-
		Total	**128,371,538**	**128,354,156**	**99.99%**	**17,382**	**0.01%**	-	-
2 - Ordinary Resolution	To declare dividend on the equity shares for the financial year 2019-20	remote e-voting	133,409,793	133,403,469	100.00%	6324	0.00%	-	-
		e- voting at the AGM	42,634	42634	100.00%	-	0.00%	-	-
		Total	**133,452,427**	**133,446,103**	**100.00%**	**6,324**	**0.00%**	-	-
3 - Ordinary Resolution	To reappoint Mr. K Satish Reddy (DIN: 00129701), as a director, who retires by rotation, and being eligible offers himself for the reappointment.	remote e-voting	127,026,486	125,424,542	98.74%	1601944	1.26%	-	-
		e- voting at the AGM	42,474	42474	100.00%	-	0.00%	-	-
		Total	**127,068,960**	**125,467,016**	**98.74%**	**1,601,944**	**1.26%**	-	-
4 - Ordinary Resolution	To approve the reappointment of Mr. G V Prasad (DIN: 00057433) as whole-time director designated as co-chairman and managing director	remote e-voting	132,071,591	131,243,997	99.37%	827594	0.63%	-	-
		e- voting at the AGM	42,474	42474	100.00%	-	0.00%	-	-
		Total	**132,114,065**	**131,286,471**	**99.37%**	**827,594**	**0.63%**	-	-
5 - Special Resolution	To approve the continuation of directorship of Mr. Prasad R Menon (DIN:00005078), Independent Director, in terms of Regulation 17(1A) of the SEBI (Listing Obligations And Disclosure Requirements) Regulations, 2015.	remote e-voting	132,122,116	130,227,679	98.57%	1894437	1.43%	-	-
		e- voting at the AGM	42,474	42474	100.00%	-	0.00%	-	-
		Total	**132,164,590**	**130,270,153**	**98.57%**	**1,894,437**	**1.43%**	-	-
6 - Ordinary Resolution	To ratify the remuneration payable to Cost Auditors, M/S. Sagar & Associates. Cost Accountants for the financial year ending 31 March 2021.	remote e-voting	133,391,787	133,383,445	99.99%	8342	0.01%	-	-
		e- voting at the AGM	42,474	42474	100.00%	-	0.00%	-	-
		Total	**133,434,261**	**133,425,919**	**99.99%**	**8,342**	**0.01%**	-	-

RAGHU
BABU
GUNTURU

ANNEXURE - C

Dr.Reddy's

SUMMARY OF PROCEEDINGS OF THE 36TH ANNUAL GENERAL MEETING

The 36th Annual General Meeting (AGM) of the members of Dr. Reddy's Laboratories Limited ('the Company') was held on Thursday, 30 July 2020 at 9.00 AM through video conferencing (VC) facility/other audio visual means (OAVM). The following directors were present at the meeting:

Directors Present through VC:

1. Mr. K Satish Reddy	Chairman and Member
2. Mr. G V Prasad	Co-Chairman and Managing Director and Member
3. Mr. Allan Oberman	Independent Director
4. Mr. Bharat N Doshi	Independent Director and Member
5. Dr. Bruce L A Carter	Independent Director and ADR holder
6. Ms. Kalpana Morparia	Independent Director and Member
7. Mr. Leo Puri	Independent Director
8. Mr. Prasad R Menon	Independent Director
9. Ms. Shikha Sharma	Independent Director
10. Mr. Sridar Iyengar	Independent Director

In attendance through VC:

Mr. Erez Israeli	Chief Executive Officer
Mr. Saumen Chakraborty	Chief Financial Officer and Member
Mr. Sandeep Poddar	Company Secretary and Member
Mr. G Raghu Babu	Scrutinizer, M/s. R & A Associates, Practising Company Secretaries

Representatives of M/s. S.R. Batliboi & Associates LLP, Statutory Auditors and Dr. K R Chandratre, Secretarial Auditor, were also present through VC to address shareholder queries, if any.

Members Present:
70 members attended the meeting through VC or OAVM.

Pursuant to Article 70 of Articles of Association of the Company, Mr. K Satish Reddy, the Chairman of the board took the chair and conducted the proceedings of the meeting. The requisite quorum being present, the meeting was called to order. The Company Secretary informed the members that the meeting is being held through video conferencing facility/other audio visual means in compliance with the provisions of the Companies Act, 2013, rules made thereunder, SEBI Listing Regulations read with general circulars dated 8 April 2020, 13 April 2020 and 5 May 2020, respectively, issued by the Ministry of Corporate Affairs and SEBI circular dated 12 May 2020. The Company Secretary further stated that since the Annual Report for FY2020 containing the notice of the 36th AGM and the auditor's report was circulated to the members through electronic mode, the notice convening the meeting and the auditor's report is taken as read. Thereafter the Chairman delivered his speech followed with the address by the Co-Chairman and Managing Director.

Dr. Reddy's Laboratories Ltd. Hyderabad-34 Dr.Reddy's

The shareholders were informed that the Annual Report for FY2020 containing the audited financial statements (both standalone and consolidated) for the year ended 31 March 2020, Board's and Auditor's report had been sent through electronic mode to all the members whose e-mail addresses are registered with the company/depository participant(s). The shareholders were also informed that the original documents (as referred to in the Annual Report) along with the statutory registers were made available before the AGM and are also available during the AGM for inspection in electronic mode.

Members who had pre-registered as 'speakers' were invited one by one to seek clarifications/information on the operational and financial performance of the Company. In addition to certain queries on financial statements, the shareholders sought clarifications on the following key financial/operational matters:

1. Percentage of inputs from China and impact on their availabilities, any planned reduction of dependence on China for intermediaries: The management responded by saying that the percentage of production inputs directly being procured from China is less than 10%. The Company started alternate vendor development process since Olympic time of China and has gradually de-risking the dependence on China on the procurement front.
2. Any impact due to restrictions on medical representatives' face to face meetings with doctors: The management responded saying that the Company did face some issues initially but with integration of digital app and technology all meetings with doctors are happening smoothly.
3. Any loss of sales due to logistics problem related to COVID-19 in FY20 and in Q1FY21: The management responded that there was a marginal impact during last fortnight of March in India and logistics returned to normalcy during Q1FY21 thereby not losing any further sale. In international logistics, no sales impact but higher freight cost for moving the goods from India to outside India.
4. Has the focus on other diseases reduced due to COVID-19: The management responded saying that the Company has maintained uniform focus on its existing medicines, while also putting in efforts for the COVID-19 medicine.
5. Putting up of Dr. Anji Reddy's video on website of the Company: The management responded saying that this will be taken care of.
6. Integration of the Wockhardt deal and expected margins from the sales of acquired brands: The management responded that country specific margins are not disclosed as a practice but they are anticipated to be on the same lines as Global Generics India business.
7. Queries regarding bonus and buyback: The management responded saying that these will be evaluated at the suitable time.

The shareholders were further informed that the Company had provided to the shareholders facility to cast their vote electronically, on all resolutions set forth in the Notice of the 36th AGM through remote e-voting provided by NSDL. The remote e-voting facility was open from Sunday, 26 July 2020 (9.00 AM IST) to Wednesday, 29 July 2020 (5.00 PM IST). Members who were present at the AGM and did not cast their votes through remote e-voting were provided an opportunity to cast their votes during the meeting through the e-voting facility provided by NSDL.

The following items of business, as per the Notice of the 36th AGM dated 17 June 2020 were transacted at the meeting:

Dr. Reddy's Laboratories Ltd. Dr.Reddy's Hyderabad-34

Dr.Reddy's

Ordinary Business

1. Adoption of audited Financial Statements (Standalone and Consolidated) of the Company for the year ended 31 March 2020 and reports of the Board of Directors and the Auditors thereon (Ordinary Resolution).
2. Declaration of dividend for the financial year 2019-20 (Ordinary Resolution).
3. Re-appointment of Mr. K Satish Reddy (DIN: 00129701) who retires by rotation, and being eligible, offers himself for the re-appointment (Ordinary Resolution).

Special Business

4. Re-appointment of Mr. G V Prasad (DIN: 00057433) as whole-time director designated as Co-Chairman and Managing Director (Ordinary Resolution).
5. Continuation of directorship of Mr. Prasad R Menon (DIN: 00005078) independent director, in terms of Regulation 17(1A) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Special Resolution).
6. Ratification of remuneration payable to Cost Auditors, M/s. Sagar & Associates, Cost Accountants, for the financial year ending 31 March 2021 (Ordinary Resolution).

Mr. Prasad R Menon, Independent Director chaired the meeting for agenda item nos. 3 and 4 of the Notice of the 36th AGM, relating to Mr. Satish's re-appointment, who retires by rotation and Mr. Prasad's re-appointment as whole-time director designated as Co-Chairman and Managing Director, as Mr. G V Prasad and Mr. K Satish Reddy, Executive Directors were interested in these agenda items.

The Chairman informed the shareholders that Mr. G Raghu Babu (FCS no. 4448 and CP no. 2820), partner of M/s. R & A Associates, Practicing Company Secretaries, Hyderabad was appointed as the Scrutinizer for scrutinizing the processes of remote e-voting prior to the meeting and e-voting during the AGM in a fair and transparent manner and to report on the voting results for the items as per the notice of the 36th AGM. The Chairman also informed the shareholders that the Company Secretary is authorised on behalf of the board, to declare the results of the voting.

The scrutinizer's report was received, and accordingly all the resolutions as set out in the Notice of the 36th AGM are declared as passed by requisite majority.

For Dr. Reddy's Laboratories Ltd.

Sandeep Poddar
Company Secretary

Dr. Reddy's Laboratories Ltd. Hyderabad-34 Dr.Reddy's